Exhibit G(5)
State Street Bank and Trust Company
Homestead Funds, Inc.
I. Domestic Custody

Portfolio Net Assets	Annual Basis Points
First $1 Billion	.40 bp
Thereafter	.33 bp

Transactions
Fed Wires	$6.00
State Street Bank Repos	7.00
DTC, Fed Book Entry, PTC, Maturities	6.00
Paydowns P&I	12.00
Futures transactions — no security movement	8.00
Option expiration or exercised charge, per issue, per broker	15.00
Each option written or closing contract, per issue, per broker	25.00
New York Physical Settlements	20.00
All Other Trades	15.00
Over draft Charge
Overdrafts are calculated at the monthly average Prime Rate (as published in the Wall Street Journal) and charged on the monthly average overdraft balance.
Balance Credits
We offset fees with balance credits calculated at 75% of the bank credit rate* applied to average custody collected cash balances for the month. Balance credits can be used to offset fees. Any credits in excess of fees are carried forward from month to month through the end of the calendar year. For calculation purposes, we use an actual/actual basis.

* Note: The bank credit rate is the equivalent to the lesser of:
•	The average 91-day Treasury Bill discount rate for the month (OR)
•	The average Federal Funds rate for the month less 50 basis points
II. Global Custody
Global asset based fees and transaction charges by country are in Appendix A.
III. Accounting

A.	Portfolio Net Assets	Annual Basis Points

	First $1 Billion	1.50
	Thereafter	1.00

B.	Multi Class Fees	$350 per month

C.	Monthly Minimum Fee

	$2,500 per portfolio, the monthly minimum fee per portfolio does not apply to any portfolio if the asset based fee for the relationship in IIIA above exceeds the total minimums. If the minimum fee does apply on a relationship basis, the total minimum fee will be allocated based on the net assets of each fund.

State Street Bank and Trust Company
Homestead Funds, Inc.

Pricing
Monthly Quote Charge:
Municipal Bonds via Kenny/S&P or Muller Data	$16.00
Corporate Municipal, convertible, Government Bonds and Adjustable Rate Preferred Stocks Via IDSI	13.00
Government, Corporate Bonds via Kenny/S&P or Muller	11.00
Government, Corporate and Convertible Bonds via Merrill Lynch	11.00
Foreign Bonds via Extel	10.00
Options, Futures and Private Placements	6.00
Listed Equities (including International) and OTC Equities	6.00
The monthly quote charge is based on the number of positions in the portfolio at month end.

D.	Fees for Enhanced Accounting Services:

Services to be performed by State Street include monthly calculations of after-tax total returns. Returns for each of the periods listed below will be calculated for each fund, as applicable. Returns will be delivered on the second business day after the end of each month.
•	Month to Date

•	Three Month

•	Six Month

•	Calendar Year to Date

•	One Year

•	Three Year

•	Five Years

•	Ten Years

•	Inception to Date

Annual Fee(1) Per Class of Shares

	After Tax Return	$2,500

Special Arrangements:

Fee for interim or off-cycle calculations will be $50 per return/calculation. Fee for other activities of a non-recurring nature will be subject to negotiation.

E.	SEC Yield	$2,500 Per Fund Annually

F.	Fair Value Pricing

	Base Fee	$4,000/per fund annually

ITG Fee:
$10,000 per fund annually up to 10 funds

The above fees will be charged monthly and will be added to the fund’s normal State Street invoice. This fee schedule is effective upon commencement of operations. Fees are guaranteed for a period of one year upon commencement of operations.

State Street Bank and Trust Company
Homestead Funds, Inc.

G.	State Street Compliance[38]	Annual Fees per Portfolio

Compliance Reporting
•	Copies of procedures and controls (revisions to be provided periodically at a summary and detail level
$600.00 Payable 10/31

•	Annual certification of procedures and controls by State Street

•	CCO Forums/Workshops
IV. Out-of-Pocket Expenses
A billing for the recovery of applicable out-of-pocket expenses will be made as of the end of each month. Out-of-pocket expenses include, but are not limited to the following:
•	Communication & Research costs (telephone, lease lines, Bloomberg, Lipper etc.)

•	Postage and Courier service

•	Customized programming/transmission ($175 per hour)

•	Annual maintenance fee for each customized program/transmission ($3,000)

•	Legal fees, audit fees and other professional fees

•	Third-party internal control review letter

•	On-site consulting ($175 per hour per person plus expenses for travel and lodging)

•	Duplicating

•	Non-recurring legal fees

•	Travel and lodging for Board and Operations meetings
V. Notes to Above Fee Schedule
A.	Asset based fees will be billed monthly at 1/12th of the annual stated rate based on monthly average net assets

B.	All fees will be automatically debited monthly from each fund’s custody DDA ten days after mailing the invoice to Homestead Funds, Inc.

C.	The above fee schedule is applicable for selections made and communicated within 90 days of the date of this proposal. The fees are guaranteed for not less than a three-year period commencing on the effective date of the service agreement between State Street Bank & Trust Company and Homestead Funds, Inc. All changes to the fee schedule will be communicated in writing at least 60 days prior to their effective date.

Homestead Funds, Inc.		State Street Bank and Trust Company

By	/s/ Peter R. Morris	By	/s/ Mark Nicholson

Title	President	Title	Senior Vice President

Date	August 28, 2007	Date	August 24, 2007

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100
APPENDIX A
Global Custody Services

	Group A	Group B
Transaction ($)	$25	$75
(Per trade)
Foreign Exchange
-Third Party	$16	$16
-State Street	N/C	N/C

Holding (BP)	3.0	30.0

	Australia	All remaining countries
	Austria
	Belgium
	Bermuda
	Canada
	Denmark
	Euroclear
	Finland
	France
	Germany
	Ireland
	Italy
	Hong Kong
	Japan
	Luxembourg
	Netherlands
	Mexico
	New Zealand
	Norway
	Portugal
	Spain
	Singapore
	Sweden
	Switzerland
	United Kingdom